Exhibit 99.1

News Release

TELUS Corporation

NOTICE OF CASH DIVIDEND

NOTICE IS HEREBY GIVEN that the Board of Directors has declared a quarterly dividend of sixty-four cents $0.64 Canadian per share on the issued and outstanding Common shares and sixty-four cents $0.64 Canadian per share on the issued and outstanding Non-Voting shares of the Company payable on 1 April 2013 to holders of record at the close of business on 11 March 2013.

By order of the Board

Monique Mercier

Chief Legal Officer and Corporate Secretary

Vancouver, British Columbia

13 February 2013

Contact: Investor Relations

1-800-667-4871

ir@telus.com